

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

September 7, 2017

Michael Sweeney
Vice President and Chief Accounting Officer
Liquidity Services, Inc.
1920 L Street, N.W., 6th Floor
Washington, D.C. 20036

      Re: Liquidity Services, Inc.
            Form 10-K for the fiscal year ended September 30, 2016
            File No. 000-51813

Dear Mr. Sweeney:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Stephen Krikorian

                    Stephen Krikorian
                    Accounting Branch Chief

                    Office of Information Technologies
                    and Services